February 10, 2011

Via Facsimile and U.S. Mail

Andrew Graham, Esq.
General Counsel
Homeowners Choice, Inc.
2340 Drew Street, Suite 200
Clearwater, Florida 33765

>   **Re: Homeowners Choice, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-3**
>   **Filed February 1, 2011**
>   **File No. 333-165139**

Dear Mr. Graham:

We have limited our review of your amended registration statement to the issues we have addressed in our comments. Please respond to this letter by further amending your registration statement and providing the requested information. After reviewing that amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm whether you expect to report income in your most recent fiscal year. We request such confirmation in order to grant effectiveness to a registration statement in the absence of audited financial statements for that fiscal year.

Plan of Distribution

Market and Pricing Considerations, page 29

2. Please amend this section to disclose the means by which the dividend and conversion rates of the securities to be offered will be determined. Please refer to Instruction 2 to Item 501(b)(3) of Regulation S-K and Rule 430A of Regulation C regarding information related to price that may be omitted at the time of effectiveness and the additional disclosure that would be required in such case.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Curt P. Creely, Esq.
        Foley & Lardner LLP
        100 North Tampa Street, Suite 2700
        Tampa, Florida 33602